FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2006

Phinder Technologies Inc. (Formerly known as Digital Rooster.com Ltd.) (Exact name of registrant's name in English)

181 University Avenue, Suite 210, Toronto, Ontario M5H 3M7
(Address of principal executive offices)

(416) 815-1771
(Registrant’s telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Attached hereto as Exhibits 99.1 are the Consolidated Financial Statements as of December 31, 2006. Also enclosed, as Exhibit 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PHINDER TECHOLOGIES INC.
(FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)

Attached hereto are the following exhibits:

12.1	Certificate of the Chief Executive Officer pursuant to S302 of the Sarbanes Oxley Act of 2002

12.2	Certificate of the Chief Financial officer pursuant to S302 of the Sarbanes Oxley Act of 2002

13.1	Certificate of the Chief Executive Officer pursuant to S906 of the Sarbanes Oxley Act of 2002

13.2	Certificate of the Chief Financial officer pursuant to S906 of the Sarbanes Oxley Act of 2002

PHINDER TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2006 and 2005
(Expressed in Canadian Dollars)

UNAUDITED - PREPARED BY MANAGEMENT

PHINDER TECHNOLOGIES INC.

Responsibility for Financial Statements

The accompanying unaudited interim consolidated financial statements for Phinder Technologies Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the annual March 31, 2006 audited consolidated financial statements of Phinder Technologies Inc. Only changes in accounting information have been disclosed in these interim financial statements. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 7. There are no material differences between the Canadian GAAP used in preparing the balance sheets, income statements and the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.

Auditor Involvement

Under National Instrument 51-102, Part 4, subsection 4.2(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditors have not performed a review of these financial statements.

/s/ John van Arem
Chief Executive Officer/Chief Financial Officer

/s/ Wayne Doss
Director

January 19, 2007

PHINDER TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)

	December 31	March 31
	2006	2005
ASSETS
CURRENT
Cash	$923,450	$457,558
Accounts receivable (Note 3)	649,001	1,201,791
Prepaid expenses	667,344	1,286,577
	2,239,795	2,945,926

DEPOSITS	43,260	-
PROPERTY AND EQUIPMENT	63,840	50,933
INTANGIBLE ASSET	921,155	350,400
	$3,268.050	$3,347,259

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$820,696	$2,477,003
Convertible note payable	86,080	86,080
Loans payable	23,360	23,360
Convertible debentures	1,943,071	666,344
Due to shareholders	2,837	78,850
Current portion of lease inducements	7,035	-
	2,883,079	3,331,637

LEASE INDUCEMENTS	26,381	-

SHAREHOLDERS’ DEFICIENCY
CAPITAL STOCK (NOTE 4)	7,729,019	5,723,101
SUBSCRIPTIONS RECEIVED	-	420,480
CONTRIBUTED SURPLUS (Note 4B)	1,633,134	1,349,027
DEFICIT	(9,003,563)	(7,476,986)
	358,590	15,622
	$3,268,050	$3,347,259

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three months ended		Nine months ended
	December 31,		December 31,
	2006	2005	2006	2005

REVENUES	$3,220,035	$1,685,953	$8,219,829	$2,943,644

COST OF REVENUES	1,862,884	855,939	4,024,798	2,234,300

GROSS PROFIT	1,357,151	830,014	4,195,031	709,344

EXPENSES
Administrative	400,715	194,420	1,932,852	492,890
Selling	53,005	6,784	53,344	9,276
Consulting services	537,782	156,040	1,857,679	484,643
Computer	11,694	22,810	44,644	85,219
Management fees	430,213	171,596	946,620	337,416
Web hosting contract	-	-	-	90,000
Financing	47,755	26,294	227,264	55,094
Interest	192,193	83,544	554,377	124,683
Early contract termination	-	(51,000)	-	-
Amortization of capital assets	6,490	3,886	33,484	11,658
Amortization intangible assets	53,508	-	71,344	-

NET INCOME/(LOSS)	$(376,204)	$215,640	$(1,526,577)	$(981,535)

GAIN/(LOSS) PER SHARE
(basic and diluted)	$(0.006)	$0.005	$(0.025)	$(0.022)

WEIGHTED AVERAGE
NUMBER OF COMMON
SHARES	61,854,797	43,128,000	61,854,797	43,128,000

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	Three months ended		Six months ended
	December 31,		December 31,
	2006	2005	2006	2005

Deficit, beginning of period	$(8,627,359)	$(6,265,628)	$(7,476,986)	$(5,068,453)
Net (Loss) for the period	(376,204)	215,640	(1,526,577)	(981,535)
Deficit, end of period	$(9,003,563)	$(6,049,988)	$(9,003,563)	$(6,049,988)

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

	Three months ended		Six months ended
	December 31,		December 31,
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income/(Loss)	$(376,204)	$215,640	$(1,526,577)	$	(981,535)
Items not affecting cash:
Amortization of capital assets	6,490	3,886	33,484		11,658
Amortization of intangible assets	53,509	-	71,345		-
Consulting services paid by share issuance	367,595	24,117	817,629		213,175
Directors fees paid by share issuance	14,901	-	104,308		-
Network maintenance paid by share issuance	-	-	7,446		-
Loan interest paid by share issuance	-	-	7,242		-
Salaries paid by share issuance	-	1,180	4,448		1,180
Financing/loan fees paid by issuance of shares	50,202	34,655	142,130		99,528
Web hosting and Management fees paid by share issuance	-	-	-		132,750
Contract termination by issuance of shares	-	(51,000)	-		-
Rent paid by share issuance	-	-	(7,293)		17,040
Stock-based compensation	32,106	-	289,939		-
Consulting services paid by issuance of subsidiary shares	-	-	6,180		50,000
Lease inducements expensed as rent	(1,759)	-	33,415		-
Services credited by cancellation of subsidiary shares	-	-	-		(51,000)
	146,840	228,478	(16,304)		(507,204)
Change in non-cash operating assets and liabilities (Note 5)	136,807	(611,880)	(839,721)		(875,525)
CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES	283,647	(383,402)	(856,025)		(1,382,729)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(11,399)	(2,048)	(46,391)		(2,048)
Deposits	(43,260)	-	(43,260)		-
Acquisition of intangible asset	-	(349,763)	(642,100)		(349,763)
CASH USED IN INVESTING ACTIVITIES	(54,659)	(351,811)	(731,751)		(351,811)
CASH FLOWS FROM FINANCING ACTIVITIES
Shares subscribed	-	(42,750)	(420,480)		-
Increase/(Decrease) in Convertible debentures	(38,764)	453,024	1,276,727		903,658
Increase/(decrease) in advances from shareholders	(48,130)	66,426	(76,012)		(145,039)
Increase/(decrease) in loans payable	-	45,620	-		44,050
Issuance of shares and warrants, net of issuance costs	-	205,002	645,490		920,513
Issuance of shares, net of cost for purchase of KBD	-	-	296,217		-
Issuance of shares in settlement of convertible debentures	25,831	-	337,559		-
Issuance/(cancellation) of capital stock by subsidiary	(6,420)	-	(5,833)		11,900
CASH PROVIDED BY/USED IN FINANCING	(67,483)	727,322	2,053,668		1,735,082
NET CHANGE IN CASH	161,505	(7,891)	465,892		542
Cash - Beginning of period	761,945	11,156	457,558		2,723
Cash - End of period	$923,450	$3,265	$923,450		$3,265

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

For the period ended December 31, 2006 and 2005

During the quarter of October 1 to December 31, 2006, the Company entered into the following non-cash Operating and Financing Activities:

•	230,000 common shares were issued in settlement of a convertible debenture valued at $25,831.

•	Stock-based compensation of $32,106 was recognized.

•	$107,218 in consulting services were released from prepaid expenses for shares issued in fiscal 2006.

•	$14,901 in directors fees were released from prepaid expenses for shares issued in the first quarter of fiscal 2007.

•	578,000 common shares were issued in payment of debenture fees valued at $50,202.

•	3,100,000 common shares were issued for future consulting fees totaling $269,068.

•	Expenses were reduced by $1,759 for lease inducements.

During the year-to-date period of April 1 to December 31, 2006, the Company entered into the following non-cash transactions for operating and financing activities:

•	50,000 common shares were issued in payment for network maintenance valued at $7,446.

•	4,150,000 common shares were issued in payment for consulting services valued at $453,468.

•	800,000 common shares were issued in payment for directors’ fees for fiscal 2007, with $119,209 expensed year to date.

•	620,000 common shares were issued in payment of financing fees valued at $91,928.

•	60,000 common shares were issued in payment of loan interest valued at $7,242.

•	30,000 common shares were issued in payment of employee termination agreements valued at $4,448.

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

•	40,000 common shares issued during the fiscal year ended March 31, 2006 and valued at $7,293 were cancelled.

•	Stock-based compensation valued at $289,939 was recognized.

•	$480,070 in consulting services were released from prepaid expenses for shares issued in fiscal 2006.

•	2,000,000 common shares were issued in conjunction with the acquisition of KBD Enterprises, Inc, valued at $296,217.

•	2,066,667 common shares were issued in settlement of a convertible debenture valued at $337,559.

•	500,000 subsidiary common shares were issued in payment of consulting services valued at $6,180.

•
The Company entered into a lease for new office premises that included three months of free rent valued at $36,933 (expense reduced by $3,518 as the inducement is being spread over the life of the lease).

•	578,000 common shares were issued in payment of debenture fees valued at $50,202.

During the period of October 1, 2005 to December 31, 2005, the Company entered into the following non-cash transactions:

•	6,113,000 common shares were issued for current and future consulting services of $624,511.

•	10,000 common shares were issued to staff in place of salary increases for $1,180.

•	479,000 common shares were issued for current and future financing fees of $34,656.

•	850,000 common shares were recalled that were previously given in settlement for the early termination of a contract for $51,000.

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

During the period of April 1, 2005 to December 31, 2005 the Company entered into the following non-cash transactions:

•	750,000 common shares were issued as repayment of $92,775 on a convertible debenture.

•	1,500,000 common shares were issued for a web hosting contract.

•	80,000 common shares were issued as payment for rent of $17,040.

•	8,641,000 common shares were issued for current and future consulting services valued at $774,467.

•	500,000 common shares were issued for management fees of $42,750.

•	1,440,000 common shares were issued for current and future financing fees of $99,529.

•	10,000 common shares were issued in place of salary increases valued at $1,180.

•	The Company bought back 320,000 shares of its subsidiary, Avrada Inc for $39,100. The amount payable was adjusted against advances from shareholders of $29,100 and consulting fees of $10,000.

•	530,000 common shares of its subsidiary were issued to prepay for consulting services of $50,000.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006

1.	Basis of Presentation

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in the annual audited financial statements. The accompanying unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and follow the same accounting policies and methods of application as the annual audited consolidated financial statements at March 31, 2006. Accordingly, these consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2006. As described in the notes to the March 31, 2006 financial statements, the Company has retroactively adopted the fair value method to account for its stock based compensation for employees. The required adjustment was reflected in the March 31, 2006 financial statements. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 7.

Going Concern Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of past years and the working capital deficiency as at March 31, 2006, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.

2.	Significant Accounting Policies

The Company has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation outlined in Note 2 to the annual consolidated financial statements for the year ended March 31, 2006.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006

3.	Accounts Receivable

	2006	2005
Accounts receivable, gross	$1,179,905	$1,667,663
Less Allowance for doubtful accounts	(530,904)	(397,280)
Accounts receivable, net	$649,001	$1,270,383

4.	Capital Stock

a)	Capital Stock

Authorized and issued

Authorized:

Unlimited common shares

Issued:

	Number	Amount
Balance as at March 31, 2006	54,940,662	$5,723,101
Issued for cash	4,948,801	644,921
Issued for consulting services	1,050,000	184,400
Issued for network maintenance	50,000	7,446
Issued for directors’ fees	800,000	119,210
Issued for financing fees	620,000	91,928
Issued for employee termination agreements	30,000	4,448
Issued for loan interest	60,000	7,242
Cancelled shares originally issued for rent	(40,000)	(7,293)
Balance as at June 30, 2006	62,459,463	$6,775,403
Issued for cash	5,000	569
Issued for the purchase of KBD Enterprises	2,000,000	296,217
Issued as repayment of a convertible debenture	1,836,667	311,728
Balance as at September 30, 2006	66,301,130	$7,383,917
Issued as repayment of a convertible debenture	230,000	25,831
Issued for debenture fees	578,000	50,202
Issued for consulting services	3,100,000	269,069
Balance as at December 31, 2006	70,209,130	$7,468,641

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006

4.	Capital Stock - continued

b)	Contributed Surplus

The following table summarizes the activity in the contributed surplus account:

Amount
Balance as at March 31, 2006	$1,349,027
Stock-based compensation	239,259
Balance as at June 30, 2006	$1,588,286
Stock-based compensation	18,574
Buyback of shares	(5,592)
Shares of subsidiary issued for consulting services	6,180
Balance as at September 30, 2006	$1,607,448
Stock-based compensation	32,106
Buyback of shares	(6,420)
Balance as at December 31, 2006	$1,633,134

c)	Stock Options

The following table summarizes the activity for the Company’s stock options program:

	Number of Shares	Avg. Weighted Exercise Price
Outstanding as at March 31, 2006	8,665,000	$0.12
Granted	1,020,000	0.10
Expired	(500,000)	0.10
Outstanding Balance as at June 30, 2006	9,185,000	$0.11
Granted	135,000	0.10
Exercised	(5,000)	0.10
Outstanding Balance as at September 30, 2006	9,315,000	$0.12
Expired	(20,000)	0.10
Outstanding Balance as at December 31, 2006	9,295,000	$0.12

These options expire at various dates between January 2007 and February 2009.

d)	Stock Warrants

 The following table summarizes the activity for the Company’s stock warrants:

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006

4.	Capital Stock - continued

	Number	Exercise Price	Expiry Date
Balance as at March 31, 2006	7,907,769
Granted	541,730	$0.20	October 2007
Granted	55,556	0.22	May 2007
Granted	339,723	0.20	April 2007
Granted	96,923	0.20	April 2009
Exercised	(80,000)	0.15
Balance as at June 30, 2006	8,861,701
Expired	(1,093,333)	0.15
Expired	(250,000)	0.20
Expired	(968,333)	0.25
Balance as at September 30, 2006	6,750,035
Expired	(683,333)	0.25
Expired	(251,223)	0.20
Balance as at December 31, 2006	5,815,479

e)	Stock-based compensation

The following table shows the assumptions to determine the stock-based compensation expense using the Black-Scholes option-pricing model:

	June 30, 2006	June 30, 2005
Compensation Expense	$239,259	-
Number of stock options granted	1,020,000	-
Risk-free interest rate	4.0%	-
Expected life in years	1.0	-
Expected volatility	78.6% to 100.4%	-
Expected dividend rate	0.0%	-

	September 30, 2006	September 30, 2005
Compensation Expense	$18,574	-
Number of stock options granted	135,000	-
Risk-free interest rate	4.0%	-
Expected life in years	1.0	-
Expected volatility	113.1% to123.3%	-
Expected dividend rate	0.0%	-

	December 31, 2006	December 31, 2005
Compensation Expense	$32,106	-
Number of stock options granted		-
Risk-free interest rate	4.0%	-
Expected life in years	1.0	-
Expected volatility	113.1% to123.3%	-
Expected dividend rate	0.0%	-

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006

5.	Supplemental Cash Flow Disclosures

The net change in non-cash operating assets and liabilities consists of:

	Three Months ended December 31		Six Months ended December 31
	2006	2005	2006	2005
(Increase)/decrease in accounts receivable	$156,352	$(724,494)	$552,791	$(1,389,838)
(Increase)/decrease in prepaid expenses	45,662	(125,416)	263,795	(36,487)
(Decrease)/increase in deferred revenue	-	(343)	-	(6,146)
(Increase) in receivable warrants conversion	-	128,820	-	-
Increase/(decrease) in accounts payable	(65,207)	109,553	(1,656,307)	556,946
	$136,807	$(611,880)	$(839,721)	$(875,525)

Interest paid	$192,193	$83,544	$554,377	$124,683

6.	Business Segments and Geographical Information

The Company considers that its operations fall principally into two business segments, namely (1) provides entry-level e-commerce, hosting and e-marketing solutions to small business owners and (2) provides IP-based, end-to-end networking and telecommunications; selling converged telecommunication products to operators in both emerging and established telecommunications markets worldwide (Voice Over Internet Protocol -“VOIP”). Management regularly reviews the operation of these segments to assess performance and to allocate resources. Operations are in one geographic area, that being the United States.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006

6.	Business Segments and Geographical Information - continued

Three months ended December 31, 2006
	E-Commerce	VOIP	Total
Revenues	$1,508,756	$1,711,279	$3,220,035
Cost of revenues	306,956	1,555,928	1,862,884
Gross profit	1,201,800	155,351	1,357,151

Expenses
Administration	174,996	225,719	400,715
Selling	-	53,005	53,005
Consulting services	267,747	270,036	537,782
Computer	5,589	6,106	11,694
Management fees	133,614	296,599	430,213
Financing	23,878	23,878	47,755
Interest	136,316	55,877	192,193
Amortization of capital assets	2,348	4,142	6,490
Amortization intangible assets	-	53,508	53,508
Net income/(loss) for the period	$457,313	$(833,518)	$(376,204)

Capital expenditures	$4,160	$7,239	$11,399

Three months ended December 31 2005
	E-Commerce	VOIP	Total
Revenues	$1,685,953	-	$1,685,953
Cost of revenues	855,939	-	855,939
Gross profit	830,014	-	830,014

Expenses
Administration	194,420	-	194,420
Selling	6,784	-	6,784
Consulting services	156,040	-	156,040
Computer	22,810	-	22,810
Management fees	171,596	-	171,596
Financing fees	26,294		26,294
Interest	83,544	-	83,544
Contract Termination	(51,000)		(51,000)
Amortization of capital assets	3,886	-	3,886
Net income for the period	$215,640	-	$215,640

Capital expenditures	$2,048	-	$2,048

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006

6.	Business Segments and Geographical Information - continued

Nine months ended December 31, 2006
	E-Commerce	VOIP	Total
Revenues	$5,996,703	$2,223,126	$8,219,829
Cost of revenues	1,997,962	2,010,278	4,024,798
Gross profit	3,998,741	212,848	4,195,031

Expenses
Administration	1,658,068	277,284	1,932,852
Selling	339	69,563	53,344
Consulting services	1,585,144	270,036	1,857,679
Computer	36,892	7,753	44,644
Management fees	524,687	421,933	946,620
Financing	203,387	23,878	227,264
Interest	498,500	55,877	554,377
Amortization of capital assets	28,508	4,976	33,484
Amortization intangible assets	-	71,344	71,344
Net loss for the period	$(536,783)	$(989,795)	$(1,526,577)

Capital expenditures	$16,912	$29,479	$46,391

Nine months ended December 31, 2005
	E-Commerce	VOIP	Total
Revenues	$2,943,644	-	$2,943,644
Cost of revenues	2,234,300	-	2,234,300
Gross profit	709,344	-	709,344

Expenses
Administration	492,890	-	492,890
Selling	9,276	-	9,276
Consulting services	484,643	-	484,643
Computer	85,219	-	85,219
Management fees	337,416	-	337,416
Web hosting contract	90,000	-	90,000
Financing	55,094	-	55,094
Interest	124,683	-	124,683
Early contract termination	-	-	-
Amortization of capital assets	11,658	-	11,658
Net loss for the period	$(981,535)	-	$(981,535)

Capital expenditures	$2,048	-	$2,048

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006

7.	Canadian and United States Accounting Principles Differences

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). There are no material differences between the Canadian GAAP used in preparing the balance sheets, income statements and the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Reconciliation of significant differences between accounting principles generally accepted in Canada and the United States.

a)
Under U.S. GAAP, the Company is required to present a Statement of Changes in Shareholders’ Equity. There are no adjustments required to bring our statements into line with U.S. GAAP. Changes in Shareholders’ Equity are detailed in Note 4.

b)
Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, requires the company to report and display information related to comprehensive income for the company. Comprehensive income consists of net income and all other changes in Shareholders’ Equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains and losses on marketable securities. There are no adjustments to the U.S. GAAP net income required to reconcile to the comprehensive income/loss.

c)
Under SEC Regulation S-X, the Company is required to disclose cost of revenues applicable to each category of revenue separate. The Company has only one revenue stream, that being revenue generated from web-based technology, as outlined in Note 6.

d)	Accounting changes

In accordance with Canadian GAAP, the effect of a correction of an accounting error and a change in accounting policy is recorded retroactively by restating prior year’s financial statements.

U.S. GAAP also requires that the effect of a correction of accounting error and changes in accounting policy to be recorded directly by restatement of prior years financial statements. There are no significant differences between U.S. and Canadian GAAP with respect to changes recorded in these financial statements.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006

7.	Canadian and United States Accounting Principles Differences - continued

e)	Accounts receivable

U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements. Such information is provided in Note 3.

f)
Information as to products, geographic markets, significant estimates and concentrations. U.S. GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Note 6.

g)	Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

The following is a summary:

U.S. GAAP	Canadian GAAP
Deferred income taxes	Future income taxes

Depreciation of tangible	Amortization
capital assets

Excess of cost over fair	Goodwill
h)	Recent accounting pronouncements

U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

(i)
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which replaces Accounting Principles Board Opinion No. 200, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006

7.	Canadian and United States Accounting Principles Differences - continued

required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The Company will adopt this standard effective January 1, 2006. The effect of the adoption of his standard will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

ii)
In December 2004, the Financial Accounting Standard Boards ("FASB") issued Statements No. 123 (R), Share - Based Payments that will require compensation costs related to share based payment transactions to be recognized in the financial statements. The Company is in compliance with this ruling and stock-based compensation is being booked when stock options are granted.

iii)
In November 2004, the FASB issued Statement No. 151 Inventory costs, an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. As we are not a manufacturing company, this ruling has no affect upon our financial position.

8.	Subsequent Events

The Company is in the process of completing a change in domicile from Ontario to Florida. As a result of this change in domicile, all future financial statements will be prepared in United States dollars under US Generally Accepted Accounting Principles as opposed to Canadian.

This change will also result in our having to obtain a new trading symbol on the OTCBB, as the US Securities and Exchange Commission will no longer consider Phinder to be a foreign company.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-k and that it has duly caused and authorized the undersigned to sign this registration (quarterly report) on its behalf

"John A. van Arem"
Chief Executive Officer of
Phinder Technologies Inc.

Registrant

“John A. van Arem”
Chief Financial Officer of
Phinder Technologies Inc.

Registrant

Date: January 19, 2007